AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

This AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of October 1, 2019 (as amended, supplemented or otherwise modified from time to time, and together with all annexes hereto, this “Amendment”), is entered into by and among Glowpoint, Inc., a Delaware corporation (the “Parent”), Oblong Industries, Inc., a Delaware corporation (the “Company”), and Glowpoint Merger Sub II, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (the “Merger Sub”). The Parent, Company and Merger Sub are each referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meaning set forth in the Agreement (as defined below).
RECITALS
WHEREAS, on September 12, 2019, the Parties entered into that certain Agreement and Plan of Merger (the “Agreement”); and
WHEREAS, in order to reflect the agreement of the Parties, the Parties desire to amend the Agreement as set forth herein pursuant to Section 9.3 of the Agreement.
NOW, THEREFORE, for and in consideration of the promises, covenants, and agreements contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
AGREEMENTS
Section 1.Amendments to Agreement. Upon the execution and delivery of this Amendment, the Agreement will thereupon be deemed to be amended as set forth below, as fully and with the same force and effect as if the amendments made hereby were originally set forth in the Agreement:

(A)Section 1.7 of the Agreement. Section 1.7 of the Agreement is hereby amended and restated in its entirety as set forth below:

“Board of Directors of the Parent. At the Effective Time, one (1) of the then-existing members of the Parent Board shall resign from the Parent Board, and John Underkoffler will be appointed by the Company (the “Company Board Designee”), effective as of the Closing, to hold office until his successor has been duly elected or appointed and qualified or until his earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Parent and applicable law.”
(B)Section 2.1(e)(ii) of the Agreement. Section 2.1(e)(ii) of the Agreement is hereby amended and restated in its entirety as set forth below:

“Notwithstanding anything to the contrary set forth in this Agreement, and for purposes of calculating the Preferred Exchange Ratio and Common Exchange Ratio, the number of shares of Parent Common Stock underlying shares of Parent Merger Preferred Stock to be issued as a result of the Parent Stock Issuance, together with (i) the number of shares of Parent Common Stock issuable as a result of the assumption of Company Options pursuant to Section 2.2(a)(i) below, (ii) the number of restricted shares of Parent Common Stock underlying restricted shares of Parent Merger Preferred Stock issuable as a result of the cancellation of Company Options pursuant to Section 2.2(a)(ii) below, and (iii) 72,394 shares of Parent Common Stock, being the number of shares of Parent Common Stock underlying the Warrant to Purchase Common Stock to be executed by the Parent in favor of Silicon Valley Bank in connection with the Closing, shall, collectively, be equal to (and, in any case, no more than) three times (3x) the number of shares of Parent Common Stock issued and outstanding on a fully-diluted basis immediately prior to the Effective Time. For the avoidance of doubt, and regardless of the number of shares of Oblong capital stock and number of securities convertible into or exercisable for Oblong capital stock tendered and/or discovered following the Closing, in no event will Glowpoint be obligated issue securities in the Merger above the limitation set forth in the preceding sentence.”

(C)Section 2.2 of Agreement. Section 2.2 of the Agreement is hereby amended and restated in its entirety as set forth on Annex A hereto.

(D)Section 2.5 of Agreement. Section 2.5 of the Agreement is hereby amended to add the language below as Section 2.5(c) of the Agreement:

“(c)    The Parent, Company and Merger Sub hereby agree that the certified Merger Consideration Schedule deliverable under Section 2.5(a) above was not completed and delivered prior to Closing, and that the draft Merger Consideration Schedule delivered to the Parent prior to Closing will require modification by the Parent and Company post-Closing in order to properly allocate the Merger Consideration. As a result, the Parent, Company and Merger Sub hereby agree that the Parent will not be liable to Oblong or any holder of Oblong capital stock or Company Options as a result of its preparation of the final Merger Consideration Schedule, absent bad faith or willful misconduct.”
(E)Exhibit D to Agreement. Exhibit D to the Agreement is hereby amended and restated in its entirety as set forth on Annex B hereto.

Section 2.Ratification of Agreement; Full Force and Effect. Other than as expressly modified pursuant to this Amendment, all of the terms, conditions and other provisions of the Agreement are hereby ratified and confirmed and shall continue to be in full force and effect in accordance with their respective terms. No reference to this Amendment need be made in any instrument or document making reference to the Agreement and any reference to the Agreement in any such instrument or document shall be deemed a reference to the Agreement as amended hereby. This Amendment shall apply and be effective only with respect to the provisions of the Agreement specifically referred to herein.

Section 3.Incorporation of Terms. The provisions of Sections 9.3, 9.4, and 10.2 through and including 10.12 of the Agreement shall apply to this Amendment mutatis mutandis, as if set forth herein in their entirety, unless otherwise modified herein.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parent, Merger Sub and Company have caused this Amendment to Agreement and Plan of Merger to be executed by their respective officers hereunto duly authorized.
OBLONG INDUSTRIES, INC.

By: /s/ John Underkoffler
Name: John Underkoffler
Title: Chief Executive Officer

GLOWPOINT, INC.

By: /s/ Peter Holst
Name: Peter Holst
Title: President and Chief Executive Officer

GLOWPOINT MERGER SUB II, INC.

By: /s/ Peter Holst
Name: Peter Holst
Title: President and Chief Executive Officer

Signature Page to Amendment to Agreement and Plan of Merger

Annex A

2.2    Treatment of Company Options and Warrants.
(a)Outstanding and unexercised options to purchase Company Common Stock issued by the Company pursuant to the Company Stock Plans, whether or not then vested or exercisable (each a “Company Option”), shall be treated as follows in the Merger.

(i)At the Effective Time, each Company Option held by a former service provider to the Company (each, a “Former Employee Company Option”) shall be assumed by Parent without any action on the part of the holder thereof. Immediately after the Effective Time, each Former Employee Company Option outstanding immediately prior to the Effective Time shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable to such Former Employee Company Option as set forth in the applicable Company Stock Plan (including any applicable award agreement, other agreement or other document evidencing such Company Option) immediately prior to the Effective Time, such number of shares of Parent Common Stock (rounded down to the nearest whole number) that is equal to the number of shares of Company Common Stock subject to the unexercised portion of such Former Employee Company Option multiplied by the Common Exchange Ratio. The per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Former Employee Company Option shall be equal to the exercise price per share of such Former Employee Company Option in effect immediately prior to the Effective Time divided by the Common Exchange Ratio (rounded up to the nearest whole cent). The assumption of the Former Employee Company Options is intended to comply with the regulations and other binding guidance under Section 409A of the Code, including Treas. Reg. 1.409A-1(b)(5)(v)(D), and such Former Employee Company Options assumed pursuant to this Section 2.2(a) (the “Assumed Company Options”) shall be subject to the same terms and conditions (including vesting schedule, expiration date, exercise provisions, transfer restrictions and status as an “incentive stock option” under Section 422 of the Code, if applicable) as were applicable to the corresponding Former Employee Company Options immediately prior to the Effective Time. It is the intention of the parties that each Former Employee Company Option so assumed by Parent shall qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Former Employee Company Option qualified as an incentive stock option prior to the Effective Time and the provisions of this Section 2.2(a) shall be applied consistent with that intent. Within 30 Business Days after the Effective Time, Parent will issue to each person who, immediately prior to the Effective Time, was a holder of a Former Employee Company Option, a document evidencing the foregoing assumption of such option by Parent.

(ii)At the Effective Time, each Company Option held by a current service provider to the Company (each, a “Current Employee Company Option”) shall be cancelled without any action on the part of the holder thereof. In consideration for the cancellation of all Current Employee Company Options held by a current service provider to the Company, the holder thereof shall receive the number of restricted shares of Parent Merger Preferred Stock as set forth opposite such service provider’s name on the Merger Consideration Schedule (“Parent Restricted Shares”); provided that such number of Parent Restricted Shares shall be subject to adjustment on a post-Closing basis to ensure the accuracy of the Merger Consideration Schedule. Such Parent Restricted Shares (or, as applicable, any restricted shares of Parent Common Stock received upon the conversion thereof) shall be subject to vesting over a two-year period following Closing, with twenty-five percent (25%) of the Parent Restricted Shares (the “Cliff Vesting Shares”) vesting on the first anniversary of the Effective Time (the “Cliff Vesting Date”) and the remaining seventy-five percent (75%) of the Parent Restricted Shares vesting in ratable monthly installments thereafter, subject to the holder’s continued employment with the Surviving Company or Parent, as applicable, through each such vesting date; provided, however, that in the event such holder’s employment is terminated prior to the Cliff Vesting Date by the Surviving Company or Parent, as applicable, without Cause (as defined below), such holder shall remain eligible to vest in the Cliff Vesting Shares on the Cliff Vesting Date. Within 30 Business days after the Effective Time, Parent will issue to each person who, immediately prior to the Effective Time, was a holder of a Current Employee Company Option, a document evidencing the issuance of such Parent Restricted Shares by Parent.

(iii)For purposes of the Cliff Vesting Shares, “Cause” shall be defined as (a) the holder’s unauthorized use or disclosure of confidential information or trade secrets, which use or disclosure causes material harm to the Surviving Company or Parent, as applicable, (b) the holder’s material breach of any agreement between the holder and the Surviving Company or Parent, as applicable, (c) the holder’s material failure to comply with the written policies or rules of the Surviving Company or Parent, as applicable, (d) the holder’s conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State, (e) the holder’s gross negligence or willful misconduct, (f) the holder’s continuing failure to perform assigned duties after receiving written notification of the failure from the Surviving Company or Parent, as applicable or (g) the holder’s failure to cooperate in good faith with a governmental or internal investigation of the Surviving Company or Parent, as applicable, or their directors, officers or employees, if the Surviving Company or Parent, as applicable, has requested the holder’s cooperation.

(b)Unless the Parent Restricted Shares or the shares of Parent Common Stock issuable upon exercise of the Assumed Company Options are otherwise covered by an existing registration statement on Form S-8 immediately upon the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form) or another appropriate form with respect to the Parent Restricted Shares and/or shares of Parent Common Stock subject to the Assumed Company Options within a reasonable period of time after the Effective Time, and shall use commercially reasonable efforts at least equivalent to those used in maintaining the effectiveness of its existing registration statement(s) for its equity plans to maintain the effectiveness of such registration statement for so long as such Parent Restricted Shares and Assumed Company Options remain outstanding.

(c)Prior to the Effective Time, the Company and Parent agree that the Company shall, subject to Parent’s review and consent (which consent shall not be unreasonably withheld), take all corporate action necessary to effectuate the provisions of this Section 2.2. From and after the Effective Time, unless the compensation committee of the Parent Board determines otherwise, all references to the Company in the Company Stock Plans and in each award or other agreement evidencing or relating to any Assumed Company Option, Parent Restricted Shares or any other Company equity-based award, shall be deemed (i) for all purposes relating to employment, consultancy or directorship (or words of similar meaning) to refer to Parent and its Subsidiaries and (ii) for all other purposes, to refer to Parent.

(d)No warrants exercisable for shares of Company Capital Stock, whether vested or unvested, shall be assumed by Parent in the Merger. Each such warrant outstanding immediately prior to the Effective Time shall be cancelled, terminated and extinguished as of the Effective Time without the payment of any consideration to the holder of such warrant.

ANNEX B

GLOWPOINT, INC.
NON-BINDING TERM SHEET FOR
SERIES D CONVERTIBLE PREFERRED STOCK

The following summary of indicative terms and conditions (the “Term Sheet”) of the proposed issuance of Series D Convertible Preferred Stock (the “Issuance”) by Glowpoint, Inc. (the “Company”) to equity holders of Oblong Industries, Inc. (“Oblong” and, such equity holders, the “Investors”) in connection with the proposed business combination of the Company and Oblong (the “Transaction”) is intended solely as a basis for further discussion, and this Term Sheet does not constitute a commitment to enter into a transaction on the terms described herein or otherwise.

Issuer:	Glowpoint, Inc., a Delaware corporation.
Security:	The Company’s Series D Convertible Preferred Stock, par value $0.0001 per share (the “Series D Preferred Stock”).
Dividends:
6.0% of the Accrued Value of the Series D Preferred Stock per annum, commencing on the first anniversary of the issuance of the Series D Preferred Stock. Prior to the first anniversary of the issuance of the Series D Preferred Stock no dividends will accrue on such stock. Dividends are cumulative and accrue daily in arrears.
“Accrued Value” shall mean the original liquidation preference of $28.50 per share of Series D Preferred Stock plus an additional amount equal to the dollar value of any other accrued but unpaid dividends.
Cash dividends are payable when, as and if declared by the Company’s Board of Directors (the “Board”). If the Board does not declare a cash dividend in respect of all or a portion of a dividend when due, the Accrued Value of the Series D Preferred Stock will be increased by a corresponding amount. Dividends shall be due once per year, on the anniversary of the issuance of the Series D Preferred Stock, commencing on the second anniversary of the issuance of the Series D Preferred Stock.

Liquidation Preference:
Upon the liquidation, dissolution or winding-up of the Company, each holder of Series D Preferred Stock will be entitled, subject to the rights of any senior or pari passu securities of the Company issued and outstanding, to receive a liquidating distribution in cash in the amount equal to the greater of (i) the then-current Accrued Value of such shares of Series D Preferred Stock plus any other accrued but unpaid dividends thereon and (ii) the value such holder would have been entitled to receive had its shares of Series D Preferred Stock been converted into the underlying shares of Common Stock immediately prior thereto.

Redemption:	The Series D Preferred Stock will not be redeemable.

Automatic Conversion:
Following satisfaction of the Conversion Condition (as defined below), all Series D Preferred Stock will be automatically converted into a number of shares of the Company’s Common Stock, par value $0.0001 per share (“Common Stock”), equal to the then-current Accrued Value of the Series D Preferred Stock (plus any other accrued but unpaid dividends) divided by the then-current Conversion Price.
“Conversion Condition” means the occurrence of both (i) approval of the conversion of the Series D Preferred Stock by the holders of more than 50.0% of the issued and outstanding shares of the Company’s Common Stock, Series A-2 Preferred Stock and Series C Preferred Stock, voting together as a single class on an as-converted basis, present in person or by proxy, at a duly called and held meeting of the Company’s stockholders; and (ii) receipt of all required authorizations and approvals from the NYSE American (or any such other exchange upon which the Company’s securities are then listed for trading) for the listing of the Common Stock underlying the Series D Preferred Stock and the continued listing of the Company after closing of the Transaction and conversion of the Series D Preferred Stock.
“Conversion Price” means, with respect to each share of Series D Preferred Stock, as of any conversion date or other applicable date of determination, $2.85.
The Series D Preferred Stock will not have any optional right of conversion, except as follows: In the event that the Conversion Condition is not satisfied and the Preferred Stock has not converted to Common Stock by the first anniversary of the issuance of the Series D Preferred Stock, then the holders thereof may demand, pursuant to a written instrument signed by the holders of not less than half of the then-outstanding shares of Series D Preferred Stock, the conversion of a portion (not to exceed the Maximum Demand Conversion Portion) of all then-outstanding shares of Series D Preferred Stock into Common Stock on a pro rata basis among all holders of Series D Preferred Stock. Series D Preferred Stock that is not converted in this manner shall remain subject to mandatory conversion upon the occurrence of the Conversion Condition.
“Maximum Demand Conversion Portion” shall mean 93.0% of the lesser of (i) the number of shares of Series D Preferred Stock convertible into 1,022,851 shares of Common Stock (being equal to 19.9% of the Corporation’s outstanding shares of Common Stock as of the Issue Date); and (ii) the maximum number of shares of Series D Preferred Stock representing shares of Common Stock for which the NYSE American (or any such other exchange upon which the Corporation’s securities are then listed for trading) will approve for listing on such exchange without approval of the Corporation’s stockholders for the issuance thereof.
If the Certificate of Designations for the Series E Preferred Stock of the Company includes a similar right of optional conversion, the parties understand and agree that the Maximum Demand Conversion Portion applicable to the Series D and Series E Preferred Stock will be adjusted so as to not violate, on an aggregate basis, the stockholder approval limitations of the NYSE American.

Anti-dilution Provisions:
The conversion price of the Series D Preferred Stock will be subject to proportional anti-dilution adjustment in the event of any stock split, stock dividend, combination or similar recapitalization or change with respect to the Common Stock.

Voting Rights:	Other than the Protective Provisions (as defined below), the holders of the Series D Preferred Stock will have no voting rights.
Protective Provisions:
For so long as at least twenty percent (20%) of the original liquidation preference of the Series D Preferred Stock is outstanding, the vote or written consent of the holders of a majority of the then-outstanding shares of Series D Preferred Stock voting together as a single class will be necessary for effecting or validating the following actions (whether consummated by merger, amendment, recapitalization, consolidation or otherwise) (the “Protective Provisions”):

(1) liquidate, dissolve or wind-up the business and affairs of the Company, or consent to any of the foregoing;
(2) amend, alter or repeal any provision of the Company’s organizational documents in any manner that adversely affects the powers, preferences or rights of the Series D Preferred Stock;
(3) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, other than Common Stock;

(4) (i) reclassify, alter or amend any existing security of the Company that is pari passu with the Series D Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series D Preferred Stock in respect of any such right, preference, or privilege, or (ii) reclassify, alter or amend any existing security of the Company that is junior to the Series D Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series D Preferred Stock in respect of any such right, preference or privilege;
(5) take or approve any of the foregoing actions with respect to a subsidiary of the Company; or

(6) authorize, create or issue any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action, in excess of the amount outstanding or available for borrowing under the Silicon Valley Bank loan to be assumed by the Company in the Transaction, would exceed $500,000.

Lock-Up:
Subject to the agreement by each of the Company’s directors to reciprocal restrictions on transfers of their shares, the Investors will agree not to sell or transfer any shares of Series D Preferred Stock, the underlying shares of Common Stock received by Investors following any conversion, or, in each case, any other shares issued by stock dividend, stock distribution, stock split or otherwise with respect to such preferred or common stock, for a period of up to six (6) months following the original issuance date of the Series D Preferred Stock, excluding any transfers to an “affiliate” for no consideration, including without limitation, any general partner, officer, director or manager of an Investor and any venture capital or private equity fund now or hereafter existing that is controlled by one or more general partners or managing members of, or is under common investment management with, such Investor.

Registration Rights:
The Company will agree to file with the Securities and Exchange Commission (the “SEC”) a resale shelf registration statement registering for resale the shares of Common Stock underlying the Series D Preferred Stock of Foundry Group Select Fund, L.P., including shares issued by stock dividend, stock distribution, stock split or otherwise, as soon as reasonably practicable following satisfaction of the Conversion Condition. The Company will also agree to use commercially reasonable efforts to cause the resale shelf registration statement to be declared effective by the SEC and to have the shares of Common Stock underlying all shares of Series D Preferred Stock listed on the NYSE American (or any such other exchange upon which the Company’s securities are then listed for trading).